Phenomix Sciences LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Operating Account (9873)	50,116.00
Home Federal Checking (931)	410,214.12
Total Bank Accounts	**$460,330.12**
Other Current Assets	
Closing Costs	5,575.00
Total Other Current Assets	**$5,575.00**
Total Current Assets	**$465,905.12**
Fixed Assets	
Lab Equipment	9,271.86
Total Fixed Assets	**$9,271.86**
Other Assets	
Security Deposit	3,883.60
Total Other Assets	**$3,883.60**
TOTAL ASSETS	**$479,060.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	31,297.86
Total Accounts Payable	**$31,297.86**
Other Current Liabilities	
Loan From Andres Acosta	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$31,297.86**
Long-Term Liabilities	
Promissory Note	1,375,340.20
Total Long-Term Liabilities	**$1,375,340.20**
Total Liabilities	**$1,406,638.06**
Equity	
Owner's Investment	12,500.00
Retained Earnings	-130,690.12
Net Income	-809,387.36
Total Equity	**$ -927,577.48**
TOTAL LIABILITIES AND EQUITY	**$479,060.58**